UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

QUIPT HOME MEDICAL CORP.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

74880P104

(CUSIP Number)

Robert MacArthur

c/o Forager Fund, L.P.

2025 3rd Avenue North, Suite 350

Birmingham, AL 35203

(205) 383-4763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event Which Requires Filing of this Statement)

 __________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74880P104

1.	NAMES OF REPORTING PERSONS Forager Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,199,562
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,199,562
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,199,562
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Calculated based on 43,090,000 shares of common stock of the Issuer as of June 30, 2024, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K for the period ended June 30, 2024, filed on August 14, 2024.

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CUSIP No. 74880P104

1.	NAMES OF REPORTING PERSONS Forager Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,199,562(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,199,562(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,199,562(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
(2)

Calculated based on 43,090,000 shares of common stock of the Issuer as of June 30, 2024, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K for the period ended June 30, 2024, filed on August 14, 2024.

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CUSIP No. 74880P104

1.	NAMES OF REPORTING PERSONS Edward Kissel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,199,562(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,199,562(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,199,562(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; IN

(1)	These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
(2)

Calculated based on 43,090,000 shares of common stock of the Issuer as of June 30, 2024, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K for the period ended June 30, 2024, filed on August 14, 2024.

4

CUSIP No. 74880P104

1.	NAMES OF REPORTING PERSONS Robert MacArthur
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,199,562(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,199,562(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,199,562(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; IN

(1)	These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
(2)

Calculated based on 43,090,000 shares of common stock of the Issuer as of June 30, 2024, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K for the period ended June 30, 2024, filed on August 14, 2024.

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Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) is filed by the Reporting Persons (as defined below) with respect to the Common Stock (the “Common Stock”), of Quipt Home Medical Corp., a British Columbia, Canada corporation (the “Issuer”).

The Reporting Persons previously reported beneficial ownership of shares of the Issuer described herein on the Schedule 13G, filed on December 11, 2024 (as amended, the “Schedule 13G”). This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission with respect to shares of the Issuer and amends and supersedes the Schedule 13G.

The Issuer’s principal executive offices are located at 1019 Town Drive, Wilder, Kentucky 41076.

Item 2. Identity and Background

(a)

Forager Fund, L.P., a Delaware limited partnership (the “Fund”), Forager Capital Management, LLC, a Delaware limited liability company (the “GP” or the “Investment Adviser”), Edward Kissel (“Mr. Kissel”) and Robert MacArthur (“Mr. MacArthur” and, together with the Fund, the GP, and Mr. Kissel, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 2025 3rd Avenue North, Suite 350, Birmingham, AL 35203.

(c)

The business of the Fund and the GP is to either invest in securities or serve as a general partner or management company of an entity that invests in securities. The principal occupation of each of Messrs. Kissel and MacArthur is to serve as an executive of the Fund and the GP. Each of Mr. Kissel and Mr. MacArthur has voting and investment discretion with respect to the securities held by the Fund and the GP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Fund and the GP are each organized under the laws of the State of Delaware, and each of Mr. Kissel and Mr. MacArthur is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons made no purchases of Common Stock in connection with the circumstances giving rise to the filing of this Schedule 13D. The Reporting Persons previously acquired beneficial ownership of an aggregate of 4,199,562 shares of Common Stock for $13,355,544.40 using the Fund’s working capital generated from capital contributions by the Fund limited partners. No borrowed funds were used to acquire the reported securities.

The information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference herein.

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Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through one or more of their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, take-private, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest regarding an acquisition of additional or all of the Issuer’s securities and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including common stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments; an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons’ or such affiliates’ trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

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Item 5. Interest in Securities of the Issuer

(a)-(b)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As of the date hereof, 4,199,562 shares of Common Stock of the Issuer are directly held by the Reporting Persons, representing approximately 9.7% of such class of securities based on 43,090,000 shares of Common Stock of the Issuer as of June 30, 2024, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K for the period ended June 30, 2024, filed on August 14, 2024.

The GP is the general partner of the Fund. Mr. Kissel and Mr. MacArthur are the managing partners of the GP. Thus, the GP, Mr. Kissel and Mr. MacArthur may be deemed to have beneficial ownership of the reported securities directly held by the Fund. The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

(c)	No Reporting Person has effected any transaction in Common Stock in the past 60 days.

(d)

No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is incorporated by reference herein.

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Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1*	Joint Filing Agreement, dated as of December 11, 2024, by and among the Reporting Persons

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2024

FORAGER FUND, L.P.

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Name:	Robert MacArthur
Title:	Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Name:	Robert MacArthur
Title:	Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur

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